APACHE CORPORATION

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

713-296-6000

July 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Apache Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-04300

Ladies and Gentlemen:

Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 1-4300 (the “Form 10-K”), filed with the Commission on February 29, 2012.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

Proved Undeveloped Reserves, page 18

1.	It appears that you have converted approximately 10.9% of proved undeveloped (“PUD”) reserves to proved developed reserves during the fiscal year ended December 31, 2011. We also note your response to our prior comment 7 in our letter dated March 28, 2011 which indicates that PUD conversion ratios in 2009 and 2010 were lower than historical rates (i.e., conversion ratios of approximately 5.7% and 8.8%, respectively). Please provide us with additional detail regarding the rate of PUD conversion during the fiscal year ended December 31, 2011 compared to historical rates and in the context of your development plans. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X. For additional guidance, refer to questions 131.04 and 131.05 of our Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

Response:

Please refer to Table 1, below, for additional detail regarding our rate of PUD conversion and additional factors affecting our PUD reserves during the fiscal year ended December 31, 2011.

Table 1

	Proved Undeveloped Reserves (Mboe)
Country	Beginning Balance as of 12/31/2010	Conversion to Proved Developed	Sold	Revisions	Conversion as % of Beginning Balance	Conversion + Sold + Revision as % of Beginning Balance
Argentina	16,385	(5,465)	—	2,134	33.4%	20.3%
Australia	152,353	—	—	(284)	0.0%	0.2%
Canada	279,389	(23,538)	—	(6,586)	8.4%	10.8%
Egypt	72,194	(11,164)	—	(3,681)	15.5%	20.6%
U.K.	38,663	(11,704)	—	4,606	30.3%	18.4%
U.S.	409,290	(54,605)	(11,721)	(33,513)	13.3%	24.4%

Total	968,274	(106,476)	(11,721)	(37,324)	11.0%	16.1%

Total excluding Australia	815,921	(106,476)	(11,721)	(37,040)	13.0%	19.0%

During 2011, the sum of our conversions to proved developed, sold reserves, and revisions account for 16.1% of our beginning balance of proved undeveloped reserves. This represents the total movement out of the proved undeveloped category during the year.

Australia represented 15.7% of our proved undeveloped reserves as of December 31, 2010. Over 99% of those reserves are associated with two complex development projects which require several years to complete the construction of plants and facilities. Both development projects have received final investment decision approval from our board of directors. The Julimar/Brunello field is being developed in conjunction with the Wheatstone LNG facility and the Macedon field is awaiting the construction of a 200 MMcf/d gas plant in Ashburton North, Western Australia. While work continues on building those facilities, the reserves will not be re-classified to proved developed until construction is complete and a physical connection to the market is established. First production from the Julimar/Brunello field is expected in 2016 and from the Macedon field in 2013. If Australia is excluded, our calculation of total reserve movement out of the proved undeveloped category becomes 19% for the fiscal year ended December 31, 2011.

While our long term development plans remain fairly steady, we do adjust our short term activity to maximize our return on capital and achieve specific short term objectives. We operate within a finite capital budget based on operating cash flows and adjust capital allocation among opportunities quarterly as conditions warrant. During 2011 we had certain conditions that caused a temporary shift in development activity. One factor that impacted our development activity was the deterioration of natural gas prices in North America over the year relative to the price of oil. We temporarily deferred our dry gas development activity in the Horn River Basin and in the Noel and Ojay fields of Northeast British Columbia in favor of more oil prone projects. Our long-term development plans for those areas remain intact as we continue to move our Kitimat LNG project forward to enhance the realized gas prices for those development projects. Another factor was associated with continuous leasehold drilling obligations to earn acreage in the Deadwood area of our Permian Basin Region. The Deadwood acreage was acquired from Mariner Energy, Inc. in 2010. We had very few PUD reserves assigned to that acreage but had experienced attractive results from wells drilled following the acquisition. To ensure that we captured the acreage, we assigned 11 drilling rigs to the area and drilled 195 wells during 2011. This resulted in a temporary shift of capital allocation away from other development projects on held acreage.

Table 2 represents our historical rate of conversion from proved undeveloped to proved developed and our drilling activity level for the years 2007 through 2011.

Table 2

	Proved Undeveloped Reserves (MMboe)
Year	Beginning Balance	Converted to Proved Developed during the Year	Conversion as % of Beginning Balance	Average Operated Drilling Rig Count
2007	730	146	20.0%	61
2008	763	167	21.9%	74
2009	677	39	5.7%	33
2010	731	64	8.8%	59
2011	968	106	11.0%	77

As we addressed in our response to your prior comment 7 in your letter dated March 28, 2011, our PUD conversion rates for 2009 and 2010 were lower than our historical rates. This was a result of curtailed capital spending in 2009 in response to the collapse of commodity prices associated with the economic crisis of 2008 and a focus in 2010 on unprecedented acquisition activity for the company that shifted manpower from development activities to evaluation and integration of significant new properties. Our average operated drilling rig count in Table 2 demonstrates the reduction of activity in 2009 followed by increasing activity in 2010 and 2011. We have continued to increase our activity rate with an average rig count of 91 rigs for the first half of 2012 and a current rate of 113 rigs as of July 16, 2012. While we retain the flexibility to respond to short term influences, our long-term plan is to continue a steady increase in drilling activity at approximately 15% per year through 2016. This pace is more than adequate to complete the development drilling associated with our proved undeveloped reserves as of December 31, 2011, and to execute an active exploration program over that same period of time.

Risk Factors, page 23

Our operations involve a high degree of operational risk, page 24

2.	We note disclosure here concerning various operational hazards in your business, and disclosure at page 31 of the Risk Factors section and elsewhere in your filing concerning your routine use of hydraulic fracturing techniques and the prospect of increasing regulation related to hydraulic fracturing. We further note the information you provide on the registry FracFocus.org concerning the chemicals you use. If material, please revise this risk factor or add a new risk factor to disclose the specific operational and financial risks associated with hydraulic fracturing. For instance, we note that you do not discuss any risks associated with potential underground migration or surface spillage or mishandling of fluids or wastewater disposal.

Response:

We note your comment and have reviewed our disclosures in our Form 10-K regarding hydraulic fracturing. We do not believe that our hydraulic fracturing activities pose a material operational or financial risk necessary to add a new risk factor. However, in future filings, we propose to expand the above-captioned risk factor as follows (new language is underlined):

Our operations involve a high degree of operational risk, particularly risk of personal injury, damage, or loss of equipment, and environmental accidents.

Our operations are subject to hazards and risks inherent in the drilling, production, and transportation of crude oil and natural gas, including:

•	well blowouts, explosions, and cratering;

•	pipeline ruptures and spills;

•	fires;

•	formations with abnormal pressures;

•	equipment malfunctions; ~~and~~

•	hurricanes and/or cyclones, which could affect our operations in areas such as on- and offshore the Gulf Coast and Australia, and other natural disasters; and

•	surface spillage and surface or ground water contamination from petroleum constituents or hydraulic fracturing chemical additives.

Failure or loss of equipment, as the result of equipment malfunctions, cyber-attacks, or natural disasters such as hurricanes, could result in property damages, personal injury, environmental pollution, and other damages for which we could be liable. Litigation arising from a catastrophic occurrence, such as a well blowout, explosion, ~~or~~ fire at a location where our equipment and services are used, or ground water contamination from hydraulic fracturing chemical additives may result in substantial claims for damages. Ineffective containment of a drilling well blowout, ~~or~~ pipeline rupture, or surface spillage and surface or ground water contamination from petroleum constituents or hydraulic fracturing chemical additives could result in extensive environmental pollution and substantial remediation expenses.

If a significant amount of our production is interrupted, our containment efforts prove to be ineffective or litigation arises as the result of a catastrophic occurrence, our cash flows and, in turn, our results of operations could be materially and adversely affected.

3.	We note that you added cyber attacks to the list of hazards and risks in this risk factor. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology, or the risks posed to your business or operations by cyber attacks, if material. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporate Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

We have reviewed this risk factor in light of the guidance provided by the Division of Corporation Finance’s Disclosure Guidance Topic No. 2. We respectfully believe that the risk factor, as currently drafted, adequately describes the nature of the risks related to Apache as well as risks faced by companies that operate in our industry. When formulating the content of this risk factor, we evaluated our cyber security risks and took into account available relevant information, including prior cyber incidents and the severity and frequency of those incidents. To date, we have not experienced any cyber incidents that we believe individually, or in the aggregate, would have a substantial likelihood of being considered important by a reasonable investor. While the threat of cyber attacks is one of the operational risks Apache faces, we do not believe that at this time the risk requires a separate discussion. Apache reviews its risk factors and other disclosures on an ongoing basis (including for consistency with the Division of Corporation Finance’s Disclosure Guidance Topics) and will revise disclosures regarding cyber attacks to the extent future circumstances warrant.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Commitments and Contingencies, page F-30

4.	We note your disclosure stating that you have an accrued liability of approximately $20 million for all legal contingencies that are deemed to be probable of occurring and can be reasonably estimated. Please expand your disclosure to state whether future amounts for these legal contingencies are expected to materially impact your financial position, results of operations, and liquidity. In addition, please revise to provide similar disclosure with regard to other litigation matters and claims that are deemed to be reasonably possible to occur and with regard to environmental matters disclosed on page F-35 of your filing.

Response:

We confirm that in future filings we will expand our disclosure to assess the potential for the legal contingencies to materially impact our financial position, results of operations, and liquidity. As an example please see our response to comment 5 below for sample language based on the disclosure on page F-30 of our Form 10-K for the fiscal year ended December 31, 2011.

With regard to environmental matters disclosed on page F-35, we confirm that in future filings we will expand our disclosure to assess the potential for environmental liabilities to materially impact our financial position, results of operations, and liquidity. As an example below is sample language based on the disclosure on page F-35 of our Form 10-K for the fiscal year ended December 31, 2011:

Apache manages its exposure to environmental liabilities on properties to be acquired by identifying existing problems and assessing the potential liability. The Company also conducts periodic reviews, on a Company-wide basis, to identify changes in its environmental risk profile. These reviews evaluate whether there is a probable liability, the amount, and the likelihood that the liability will be incurred. The amount of any potential liability is determined by considering, among other matters, incremental direct costs of any likely remediation and the proportionate cost of employees who are expected to devote a significant amount of time directly to any possible remediation effort. As it relates to evaluations of purchased properties, depending on the extent of an identified environmental problem, the Company may exclude a property from the acquisition, require the seller to remediate the property to Apache’s satisfaction, or agree to assume liability for the remediation of the property. The Company’s general policy is to limit any reserve additions to any incidents or sites that are considered probable to result in an expected remediation cost exceeding $300,000. Any environmental costs and liabilities that are not reserved for are treated as an expense when actually incurred. In Apache’s estimation, neither these expenses nor expenses related to training and compliance programs are likely to have a material impact on its financial ~~condition~~ position, results of operations, or liquidity.

As of December 31, 2011, the Company had an undiscounted reserve for environmental remediation of approximately $120 million. Apache is not aware of any environmental claims existing as of December 31, 2011 that have not been provided for or would otherwise have a material impact on its financial position, ~~or~~ results of operations, or liquidity. There can be no assurance however, that current regulatory requirements will not change or past non-compliance with environmental laws will not be discovered on the Company’s properties.

5.	We note that you have provided footnote disclosure regarding a number of legal matters and that approximately $20 million was recorded for all legal contingencies. In addition to stating that an accrual was recorded, please provide explicit disclosure regarding the range of reasonably possible loss, or, if applicable, that the amount of reasonably possible loss related to your legal contingencies cannot be estimated. Refer to FASB ASC 450-20-50.

Response:

The Company establishes accruals for loss contingencies when it has determined that a loss is probable and that the amount of loss, or range of loss, can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changes in circumstances. The Company also determines estimates of reasonably possible losses or ranges of reasonably possible losses in excess of related accrued liabilities, if any, when it has determined that a loss is reasonably possible and it is able to determine such estimates. We stated in our introductory language to the footnote in question that it is management’s opinion that claims that are reasonably possible to occur will not have a material adverse effect on the Company. Also, included in our footnote disclosure were all matters where a loss is reasonably possible and could have a material adverse effect on our results of operations for that particular reporting period. While we did not use the exact words of the standard in FASB ASC 450-20-50, where applicable, we stated in our description of those matters that, at the time of the filing, we could not estimate the amount of our exposure in those matters.

We confirm that in future filings for matters for which we have determined that the likelihood of incurring losses is at least reasonably possible, we will provide explicit disclosure regarding the range of reasonably possible loss or, if applicable, that the amount of reasonably possible loss related to those legal contingencies cannot be estimated. To clarify the disclosure in question, the Company undertakes in future filings to revise the introductory paragraph to the footnote as follows (new language is underlined):

Apache is party to various legal actions arising in the ordinary course of business, including litigation and governmental and regulatory controls. The Company has an accrued liability of approximately $20 million for all legal contingencies that are deemed to be probable of occurring and can be reasonably estimated. Apache’s estimates are based on information known about the matters and its experience in contesting, litigating, and settling similar matters. Although actual amounts could differ from management’s estimate, none of the actions are believed by management to involve future amounts that would be material to Apache’s financial position, or results of operations, or liquidity after consideration of recorded accruals. For material matters for which Apache believes an unfavorable outcome is reasonably possible, the Company has disclosed below the nature of the matter and a range of potential exposure, unless an estimate cannot be made at this time. It is management’s opinion that the loss for any other litigation matters and claims that are reasonably possible to occur will not have a material adverse effect on the Company’s financial position, ~~or~~ results of operations, or liquidity.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to Rebecca Hoyt, Apache Vice President, Chief Accounting Officer and Controller, at (713) 296-6800.

Sincerely,

APACHE CORPORATION

By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Vice President, Chief Accounting Officer and Controller

cc:	John Clutterbuck (By Email)

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

JohnClutterbuck@andrewskurth.com